Exhibit 99.1

AuRico Gold Provides Monthly Update on Young-Davidson Ore Processing Underway

Toronto: April 5, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) is pleased to provide the third monthly status update on the exciting Young-Davidson mine located in the prolific Abitibi gold belt in Northern Ontario.

Wet commissioning has been completed and ore processing has commenced which now allows the team to fully test the various systems prior to commencing 24 hour operations.

Young-Davidson Project Construction Update

The Young-Davidson Project is nearing completion of the pre-production construction phase with the mill processing construction required for commissioning virtually complete. All Young-Davidson employees and contractors are diligently working towards achieving the first gold pour, a key project milestone, which is expected to occur this month. The Company provided an update on commissioning activities as well as the expanded three-year production profile during the March 28th Analyst Day webcast. An archived webcast of the company’s Analyst Day presentations is available via the following link:
http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94.

“We reached a key milestone on March 22, with the startup of the mill grinding circuit. This is the heart of the plant and often the most difficult to commission. However, we have enjoyed a smooth commissioning and the issues that we have encountered have been minor items that are not uncommon to mill start-ups.” said Peter MacPhail, Chief Operating Officer, Canada and Australia. He continued, “Given the progress we have made to date, we expect to begin continuous operations within a week, which will culminate in our much anticipated first gold pour later this month.”

The following major project milestones have been achieved:

  Mill process systems required for initial gold production are virtually complete.
  Ore processing of low-grade stockpiles began on March 22.
  Leach tanks are full and carbon will be added in the coming days.
  The SO2 plant for cyanide destruction will be going through commissioning next week.
  The concrete ore bins are constructed to final height.
  Construction of the ore and waste bins at the Northgate Shaft is progressing well.
  Ground support for the first leg of the Northgate shaft has commenced and has reached a depth of 50 metres.
  Open pit mining rates during March averaged 23,370 tonnes per day of ore and waste, with a target of 35,000 tonnes per day by the end of the second quarter.
  Approximately 650,000 ore tonnes (approaching four months mill feed) have already been stockpiled by March 31st . This tonnage represents approximately 9% of the reserves in the open pit and blastholes continue to reconcile positively to the reserve model.
  Underground development continues to focus on ramp and shaft access to the mid-shaft ore and waste handling systems. Current vertical access is 825 meters below surface. The level access has been established to access the top and bottom elevations of the crusher station.
  In the process of mobilizing two additional diamond drilling rigs (four total) to begin to test new resource expansion targets in addition to the ongoing step-out drilling at YD West.
  The Young-Davidson operation continues to maintain its high safety record has now surpassed 1.5M hours without a lost time injury.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets, and the imminent achievement of first production at Young-Davidson, the Company will have 4 operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the ability of Young-Davidson to achieve its first gold pour in April 2012, to commence the SO2 plant and to commence Young-Davidson continuous operation by mid-April 2012, and to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, Stawell and Fosterville, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2012, the Company’s ability to fully fund its business model internally, 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2012. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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